Exhibit 99.1

LexinFintech Holdings Ltd. Appoints Chief Risk Officer

SHENZHEN, China, July 16, 2021 /GLOBE NEWSWIRE/ -- LexinFintech Holdings Ltd. ("Lexin" or the "Company") (NASDAQ: LX), a leading online consumption and finance platform for new generation consumers and users in China, today announced the appointment of Mr. Jayden Yang Qiao as the Company's chief risk officer, effective July 16, 2021.

Mr. Qiao joined Lexin earlier this year as the Company’s vice president, responsible for Lexin’s risk management. Since joining Lexin, Mr. Qiao has built out a high-quality credit risk control team and enhanced Lexin’s credit control system, further driving the continued improvement in the Company’s credit quality. As reported in the Company’s financial results for the first quarter, Lexin’s 90 day+ delinquency rate1 was at 1.84% as of March 31, 2021 and the first payment default rate (30 day+)2 has been below 1% for 8 months as of March 31, 2021, effectively resolving the pandemic-related risks while maintaining a high level of performance. To date as of the end of the 2nd quarter, Lexin’s coincident 1+ days past due3 is at 4.92%, as compared to last year’s 8.08% for the same period, representing a 40% decrease. The Company’s latest recovery rates for bad debts4 has reached an all-time high, improving by 30% as compared to the same period last year.

190 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. On-balance sheet loans that were over 179 calendar days past due and charged off are not included in the delinquency rate calculation. Off-balance sheet loans that were over 179 calendar days past due are assumed charged off and not included in the delinquency rate calculation. The Company does not distinguish on the basis of the on- or off-balance sheet treatment in monitoring the credit risks of borrowers and the delinquency status of loans.

2Loan balance with first payment day past due 30+ over total loan origination.

3Coincident 1+ days past due refers to outstanding principal balance of on- and off-balance sheet loans that were 1 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. On-balance sheet loans that were over 179 calendar days past due and charged off are not included in the delinquency rate calculation. Off-balance sheet loans that were over 179 calendar days past due are assumed charged off and not included in the delinquency rate calculation. The Company does not distinguish on the basis of the on- or off-balance sheet treatment in monitoring the credit risks of borrowers and the delinquency status of loans.

4Actual recovered amounts divided by cumulative bad debts at the beginning of the month.

Mr. Qiao has over 15 years of experience in a variety of management positions in leading multinational and technology companies in different countries. Prior to joining Lexin, Mr. Qiao held various senior positions with JD Digits from 2016 to 2020, including as the chief executive officer of JD Digits’ subsidiary, ZRobot. From 2015 to 2016, Mr. Qiao was the co-founder and chief risk officer of Shanghai Niuwa Internet Financial Information Service. From 2006 to 2015, Mr. Qiao held various senior managerial and other positions with Discover Financial Services in both the U.S. and China. In addition, Mr. Qiao is the holder of numerous patents and copyrights for his inventions. Mr. Qiao received his bachelor’s degree in economics from the University of Colorado, his dual master’s degree in business administration and economics from the University of Iowa, and a master’s degree in computer science from the University of Chicago. In addition, Mr. Qiao is also a member of the expert advisory committee of the Chartered Global Financial Technology Master project at the Shanghai Advanced Institute of Finance (SAIF) of Shanghai Jiaotong University, a member of the “Young Experts” of the Internet Society of China (ISC), and a member of the evaluation committee of the Shenzhen Credit Professionals Association.

“We are delighted to promote Mr. Qiao as our new chief risk officer,” said Mr. Jay Wenjie Xiao, Lexin's chairman and chief executive officer. “Mr. Qiao’s promotion is a reflection of our strong focus on risk control, and the confidence we have in our current and future asset quality. We believe Mr. Qiao will further use his expertise in his new role as the chief risk officer to further improve, enhance, and develop our risk control systems.”

“I am honored by the opportunity to become Lexin’s chief risk officer,” said Mr. Qiao. “I look forward to my new role and the opportunity to further improve our credit quality and deliver value for our shareholders.”

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and finance platform for new generation consumers and users in China. The Company provides a comprehensive range of consumption, financial and business services including financial technology services, “buy now pay later” (“BNPL”) services, and membership benefits through its ecommerce platform Fenqile, BNPL product Maiya, and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company's services and operations, which include risk management, loan facilitation, and the near-instantaneous matching of users’ funding requests with offers from the Company's many funding partners, and other consumption and financial services.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com